Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 19, 2014

Updated: June 19, 2014

Covidien-Medtronic Acquisition

Employee FAQ

Updated June 19, 2014

QUESTIONS ABOUT THE INTEGRATION AND MEDTRONIC

A.	What happens during integration? What can I expect from now until closing?

•	We know from our own experience in acquiring companies what is involved in executing an integration – the most important part being thorough planning from members of both companies.

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth transition.

•	We are just now in the process of beginning the integration planning, and we will soon select some of the key leaders from both companies to help oversee and guide the planning process. We will announce those leaders soon.

•	Until the transaction is completed, we remain an independent company. Let’s continue to go about our business and stay focused on our normal responsibilities. The best thing that all of us can do is continue to support Covidien – and each other – as we always have in the past.

B.	Who will be on the integration team? How can I get involved?

•	The integration planning team will be comprised of leaders from both Covidien and Medtronic.

•	We are just now in the process of beginning the integration planning, and we will soon select some of the key leaders who will guide the planning process. We will announce those leaders soon.

C.	What is the Medtronic culture like?

•	Like ours, Medtronic’s culture is centered around a commitment to constant innovation and the entrepreneurial spirit of employees is encouraged and fostered. They share our deep commitment to enhancing the quality of life for patients and improving outcomes for customers and shareholders.

D.	Why are we making this combination now – why is this time the right time to enter into this transaction?

•	We believe joining with Medtronic marks the next chapter in our journey and represents a tremendous opportunity to accelerate the achievement of our vision of providing innovative solutions that improve patient outcomes, lower the cost of healthcare delivery and expand global access to care.

•	The transaction is also driven by a strategic decision to combine the companies to be the world’s preeminent medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	Together, our combined company will be able to offer one of the broadest portfolios of products, services and solutions to treat disease and improve surgical outcomes.

E.	Which of our current projects will continue?

•	At this stage in the process it is too early to discuss the impact of this transaction on individual projects.

•	We are encouraged that Medtronic has stated its commitment to $10 billion in technology investments over the next 10 years in areas such as early stage venture capital investments, acquisitions and R&D in the U.S., above and beyond Medtronic`s and Covidien`s existing plans.

F.	How will systems be integrated?

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth transition.

G.	What will happen to the Covidien brand?

•	Upon closing, our newly combined company will be called Medtronic plc, although decisions regarding specific products and branding will be made later in this process.

Company Confidential: For Internal Use Only—Not for Distribution	Page 1 of 5

Updated: June 19, 2014

H.	What should we be telling our customers? What are the rationale and benefits to them?

•	Above all, this transaction will provide us with the ability to offer our customers one of the broadest portfolios of products, services and solutions to improve patient care and control costs.

•	The combined company will be the world’s premiere medical technology and services company, allowing us to treat more patients, in more ways, and in more places around the world.

•	We believe our increased breadth and enhanced R&D will strengthen our ability to build win-win, value-based partnerships with our valued customers.

•	Our customers should know that until the transaction is completed, both Covidien and Medtronic will continue to operate as separate companies.

•	There should not be any change in day-to-day operations or corporate contracts as a result of this announcement, and they can continue to expect the innovative products and service that they have come to expect from Covidien.

I.	How did this deal come about? Who approached who and why?

•	This combination was sought by both companies and reflects our independent, yet complementary visions of the role that medical technology and services innovation can play in expanding access and reducing healthcare costs.

•	We have known each other, had a number of meetings and felt there was a basis for a serious discussion.

•	Covidien’s Board and management team carefully evaluated the transaction and determined that this agreement is in the best interest of Covidien and its shareholders.

•	Our team in Mansfield and around the world would have done a wonderful job continuing to advance our objectives independent of Medtronic. However, the ability to combine with one of the largest and most innovative device makers in the world provides us the opportunity to expand into adjacencies and also leverage a force multiplier that we could not replicate on our own. This is a “1+1 = 5” transaction and gives us the ability to really have a presence around the globe.

J.	Going forward, how will the different functions be managed? Will there be a Covidien leader who stays in place for each of our functions?

•	There is relatively limited overlap in our sales, marketing and R&D organizations. We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

K.	The stock market reaction is confusing. What is the overall sentiment from a financial-standpoint?

•	We look forward to speaking further with investors and other stakeholders about the benefits of this combination.

•	We’ve received positive feedback from a large number of shareholders and financial analysts, and we look forward to engaging more with them over the coming months.

L.	What is going to happen to our executive/leadership team?

•	The executive leadership team will remain in their roles and continue as usual until the deal closes.

•	At that time, Joe Almeida will step down from his role as Chairman, President and CEO and Omar Ishrak who is currently the chairman and CEO of Medtronic, will continue in that capacity.

M.	If Medtronic plc is going to be headquartered in Minneapolis, Minnesota, does that mean our Mansfield campus will no longer exist? What does that mean for me and my job?

•	At this time there have not been any decisions made regarding what will happen to the Mansfield campus after the deal closes.

Company Confidential: For Internal Use Only—Not for Distribution	Page 2 of 5

Updated: June 19, 2014

QUESTIONS ABOUT EMPLOYMENT

A.	Will there be a severance package if our jobs are eliminated?

•	If jobs are affected, employees will receive the standard Covidien severance package.

B.	Will there be a retention program?

•	Talent on both sides is critical to the success of this transaction and both Covidien and Medtronic recognize that.

•	As part of the pre and post-acquisition processes, a retention strategy will be developed.

C.	What do we do about open positions and hires we already have in the process?

•	We still have important roles to fill to continue to operate independently until closing. Each business and function will continue to determine which positions need to be filled to meet their business needs.

D.	What will happen with salary increases and bonus payouts in 2014? Should we expect changes to benefits and compensation?

•	Until the transaction is completed, Covidien and Medtronic remain independent companies and your salary and benefits remain unchanged. For 2014, we will conduct the Covidien salary, equity and bonus planning process. Employees will participate in Covidien open enrollment for benefits in the US.

•	If the transaction is completed, compensation and benefits programs will be determined by Medtronic.

E.	What does the acquisition mean for me and my specific position? When will I find out more?

•	Overall, the acquisition is about growth, and we expect there will be opportunities for employees of both companies as part of a larger, more diversified global organization.

•	While there is relatively limited overlap in our sales, marketing and R&D organizations, there will likely be some redundancies in administrative functions.

•	As decisions are made, we will keep employees updated.

F.	Is there a chance that I will have to relocate to be part of a Medtronic office in a different location?

•	We appreciate this concern but it is premature at this point to identify specific impacts on individual positions.

•	While we can’t rule out that possibility, it’s too early to speculate on if this will be needed.

•	The integration planning team is being formed and we will commit to communicating what we can, when the information is available.

G.	What should employees do in the interim, until the deal is closed?

•	Until the close of this transaction, we will continue to operate as an independent company.

•	Let’s continue to go about our business with determination and stay focused on our job responsibilities. The best thing that all of us can do is continue to support Covidien – and each other.

H.	Can employees exercise stock options now?

•	Yes, employees can exercise their vested stock options subject to the company’s insider trading policy.

I.	What happens if I own Covidien ordinary shares?

•	At the close of the transaction, Covidien shareholders will receive $35.19 in cash and 0.956 of a Medtronic plc ordinary share for every ordinary share of Covidien owned.

Company Confidential: For Internal Use Only—Not for Distribution	Page 3 of 5

Updated: June 19, 2014

J.	As an employee of Covidien, I have been awarded, and still hold equity as part of my compensation. What will happen to this equity as a result of this transaction?

•	All restricted share unit (RSU) and performance share unit (PSU) awards which are unvested as of the closing date will be “cashed-out” by Medtronic and employees will receive $35.19 in cash and 0.956 shares of Medtronic plc for every Covidien share. For this purpose, the performance multiplier for PSU awards will be based on Covidien’s total shareholder return determined through a performance period that ends shortly before the closing date of the transaction.

•	All outstanding options (both unvested and vested but unexercised as of the closing date) will be converted to Medtronic options and will continue to vest according to the applicable vesting schedule.

•	If the closing does not occur before the end of calendar year 2014, outstanding equity awards will vest in the ordinary course in December 2014.

•	Any Covidien equity award converted into a Medtronic award at the closing will provide change in control protection for 24-months—meaning that if the equity award holder is involuntarily terminated by Medtronic (other than for cause) or resigns for good reason (as defined in the equity award agreement) within 24 months after the closing, the equity award fully vests.

K.	Will there be an FY15 Equity Grant for eligible employees?

•	If the closing has not occurred by November 1, 2014, Covidien will issue FY15 equity awards in December 2014. This process will begin in September, as planned, and will be consistent with past practices.

•	The FY15 equity awards will be issued in the form of RSUs and will be converted to Medtronic RSUs on the closing date.

L.	If I wanted to interview for a job with Medtronic now, is that an option? Are they going to look to transfer any employees?

•	That question has been raised to both Covidien and Medtronic HR leadership. Once we agree on how this will be handled, we will let you know.

M.	How can I stay focused during this period of uncertainty?

•	It’s important to remember that each of us has an obligation to do our job and deliver on our commitments to our customers and patients around the world. You should continue to take pride in the work that you do.

•	If you or any colleagues need additional support, remember the Employee Assistance Program (1-866-421-8631) is available for U.S. employees 24/7.

For additional information:

•	Please review the materials on the Pulse or visit the joint Medtronic-Covidien transaction webpage: http://www.globalmedtechleader.com/.

•	If you have any immediate questions or concerns, please share them with us please send an e-mail to Corporate.Communications@covidien.com.

Company Confidential: For Internal Use Only—Not for Distribution	Page 4 of 5

Updated: June 19, 2014

The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

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